Tortoise Acquisition Corp.

5100 W. 115th Place

Leawood, KS 66211

August 31, 2020

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tortoise Acquisition Corp.
Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
Filed on August 14, 2020
File No. 001-38823

Ladies and Gentlemen:

Set forth below are the responses of Tortoise Acquisition Corp. (the “Company,” “TortoiseCorp,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated August 25, 2020, with respect to the Company’s Amendment No. 1 to the preliminary proxy statement, File No. 001-38823, filed with the Commission on August 14, 2020 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions included in the responses correspond to Amendment No. 2, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in Amendment No. 2.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed August 14, 2020

Information About Hyliion, page 151

1.	We note your response to comment 12, and reissue our comment. Please expand your disclosure, here and elsewhere, to include all material terms of all material agreements entered into by Hyliion, including but not limited to, duties and responsibilities of all relevant parties, consideration paid and services to be rendered, and timelines of significant milestones. In the alternative, please provide us with a detailed legal analysis why you believe that such information is not material.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has concluded that all of the material terms of the material agreements of Hyliion are described in the proxy statement. However, the Company has revised the disclosure on pages 170-173 of Amendment No. 2 to provide additional information to investors regarding certain of the agreements and non-binding letters of intent that Hyliion has entered into and which are referred to in Hyliion’s investor presentation. The Company respectfully advises the staff that it has concluded that the agreement with Dana Limited (the “Dana Commercial Agreement”), the agreements with Sensata Technologies, Inc. (the “Sensata Collaboration Agreement” and the “Sensata Data Sharing Agreement”) and each of the non-binding letters of intent with FEV North America Inc., IAV Automotive Engineering Inc., Lonestar Specialty Vehicles and Fontaine Modification Company (collectively, the “Non-Binding LOIs”), are not material because they either (a) do not create material rights or obligations of Hyliion, (b) were entered into in the ordinary course of Hyliion’s business or (c) are agreements upon which Hyliion is not substantially dependent.

Securities and Exchange Commission

August 31, 2020

The Dana Commercial Agreement primarily relates to potential purchases of components, products or services in connection with the manufacture of Hyliion’s solutions, and unless Dana is capable and willing to supply a reasonably competitive component, product or service on reasonably competitive terms including as to timeline, quality and volume requirements, Hyliion has no obligation to purchase any such component, product or service from Dana. Hyliion is currently evaluating the suitability of certain Dana components and products and has currently identified only one component that is suitable for use in its solutions. The amounts payable by Hyliion under this agreement will be largely based on manufacturing and sales needs of Hyliion in the future and are not material to Hyliion. Similarly, the sourcing and service arrangements under the Dana Commercial Agreement are not material to Hyliion. Hyliion believes that there are sufficient alternative suppliers and therefore Hyliion is not substantially dependent upon Dana.

Additionally, the Sensata Collaboration Agreement is primarily an agreement to collaborate with respect to the development and supply of power distribution units for use in certain of Hyliion’s products. Hyliion has not yet sourced a power distribution unit from Sensata for use in its solutions. There are no material rights or obligations of Hyliion under this agreement. Accordingly, the Sensata Collaboration Agreement is not a material agreement.

The Sensata Data Sharing Agreement is primarily an agreement to collaborate in connection with predictive maintenance and data capture from trucks operated by Hyliion. This data sharing arrangement does not create any material rights or obligations, and accordingly, such agreement is not material.

Each of the Non-Binding LOIs represents a framework for the negotiation of future contracts, purchase orders or other arrangements that are not currently material to Hyliion. While the Company believes these Non-Binding LOIs are evidence of commercial traction with strategic partners, and therefore helpful to investors in understanding Hyliion’s development, manufacturing and potential growth trajectory, the Company does not believe that any individual Non-Binding LOI is material to Hyliion. These Non-Binding LOIs do not create any material rights or obligations and are in the ordinary course. Accordingly, these Non-Binding LOIs are not material agreements.

Securities and Exchange Commission

August 31, 2020

Finally, Hyliion has entered into a non-binding collaboration with American Natural Gas and has been engaged in ongoing discussions with Faurecia Systèmes d’Echappement and Symbio for future commercial agreements, but none of these collaborations or discussions constitute binding contractual obligations on Hyliion and are therefore not material agreements.

Notwithstanding the determination that the Company does not believe any of these arrangements constitute material agreements, the Company does believe that an understanding of these arrangements and broader disclosure around some of the terms of these arrangements, when taken together, may be helpful to investors in better understanding Hyliion’s business and future potential growth. Accordingly, the Company has expanded the disclosure in Amendment No. 2 to provide additional information that it believes will be beneficial to investors.

2.	We note the Investor Presentation available on Hyliion’s website. Please revise this section to ensure consistency with the disclosure provided in the presentation.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 39, 137, 154-155, 157, 162 and 170-173 of Amendment No. 2 in response to the Staff’s comment.

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Securities and Exchange Commission

August 31, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brenda K. Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

TORTOISE ACQUISITION CORP.

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

Enclosures

cc:	Brenda K. Lenahan, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.
Thomas Healy, Hyliion Inc.
David Peinsipp, Cooley LLP